NexGen Announces Upsized AUD $600 Million Equity Offering in Australia

Vancouver, BC, October 2, 2025 - NexGen Energy Ltd. (TSX: NXE) (NYSE: NXE) (ASX: NXG) ("NexGen" or the "Company") announced today that it is has entered into an amended and restated underwriting agreement with Aitken Mount Capital Partners Pty Ltd (the "Australian Underwriter") to upsize its previously announced offering and pursuant to which the Australian Underwriter has agreed to fully underwrite an offering of 45,801,527 common shares in the capital of the Company (the "Australian Common Shares"), to be settled in the form of Australian CHESS Depositary Interests, at a price of A$13.10 per share (the "Offering Price"), for gross proceeds of approximately AUD $600 million (the "Australian Offering"). In accordance with a separate amended and restated appointment letter, Canaccord Genuity (Australia) Limited (the "Australian JLM") acted as joint lead manager and bookrunner to the upsized Australian Offering.

The Company confirms that the bookbuild for the upsized Australian Offering has successfully closed.

As previously announced, concurrent with the Australian Offering, the Company also launched a bought deal equity offering with a syndicate of underwriters (the "North American Underwriters") led by Merrill Lynch Canada Inc. under which the North American Underwriters have agreed to buy on a bought deal basis 33,112,583 common shares in the capital of the Company (the "North American Common Shares") at a price of C$12.08 per North American Common Share, the Canadian dollar equivalent to the Offering Price1, for gross proceeds of approximately C$400 million (the "North American Offering", and together with the Australian Offering, the "Offering").

The Company intends to use the net proceeds from the Offering to advance engineering of the Rook I Project, for Rook I Pre-Production Capital Costs and for general corporate purposes.

The North American Common Shares will be offered by way of a short form prospectus (the "Prospectus") in all provinces and territories of Canada, other than Quebec, and will be offered in the United States pursuant to a prospectus filed as part of a registration statement under the Canada/U.S. multi-jurisdictional disclosure system. A registration statement on Form F-10, including the U.S. preliminary prospectus (together with any amendments thereto, the "Registration Statement"), registering the North American Common Shares under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") has been filed with the United States Securities and Exchange Commission (the "SEC") but has not yet become effective. The preliminary Prospectus and Registration Statement are subject to completion and amendment. Such documents contain important information about the North American Offering.

The Australian Common Shares will be issued without disclosure under the Australian Corporations Act 2001 (Cth) (the "Australian Corporations Act") to "sophisticated investors" and "professional investors" (within the meaning of sub-sections 708(8) and 708(11) of the Australian Corporations Act) and investors in other jurisdictions that may lawfully participate.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the North American Common Shares or the Australian Common Shares (collectively, the "Offered Common Shares") in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

1 Based on the Bloomberg exchange rate as quoted on October 1, 2025 (C$1.00 = A$1.0850).

The Offering is expected to close on or about October 15, 2025 (EST) and is subject to the Company receiving all necessary regulatory approvals, including conditional acceptance of the Toronto Stock Exchange and approval by the New York Stock Exchange (the "NYSE"). The preliminary Prospectus is available on SEDAR+ at www.sedarplus.ca. The Registration Statement is available on the SEC's website at www.sec.gov. The Offered Common Shares to be sold in the Offering described in this document may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. Before readers invest, they should read the prospectus in the Registration Statement and other documents the Company has filed with Canadian regulatory authorities and the SEC for more complete information about the Company and the Offering. Potential investors may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or, when such documents become available, via SEDAR+ at www.sedarplus.ca, or the Australian Securities Exchange ("ASX") at www.asx.com.au. Copies of the Prospectus relating to the North American Offering may be obtained for free upon request in Canada by contacting Merrill Lynch Canada Inc., Attention: Doug Butters, 181 Bay Street, Suite 400, Toronto ON M5J 2V8, by telephone at 416-369-3953, and in the United States by contacting BofA Securities, Attention: Prospectus Department, 201 North Tryon Street, Charlotte, NC  28255-0001, or by email at dg.prospectus_requests@bofa.com.

The completion of the North American Offering is not conditional upon the completion of the Australian Offering and the completion of the Australian Offering is not conditional upon the completion of the North American Offering, and the North American Underwriters have no obligations or liability with respect to the Australian Offering and the Australian Underwriter and the Australian JLM have no obligations or liability with respect to the North American Offering.

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future. The Company's flagship Rook I Project is being optimally developed into the largest low-cost producing uranium mine globally, incorporating the most elite environmental and social governance standards. The Rook I Project is supported by an NI 43-101 compliant Feasibility Study, which outlines the elite environmental performance and industry-leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure. NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally. The Project and prospective portfolio in northern Saskatchewan will provide generational, long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the NYSE under the ticker symbol "NXE," and on the ASX under the ticker symbol "NXG," providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power. The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

This news release has been approved by the Board.

For additional information and media inquiries:

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

www.nexgenenergy.ca

Travis McPherson
Chief Commercial Officer
NexGen Energy Ltd.
+1 604 428 4112
tmcpherson@nxe-energy.ca

Monica Kras
Vice President, Corporate Development
NexGen Energy Ltd.
+44 (0) 7307 191933
mkras@nxe-energy.ca

Neither the Toronto Stock Exchange nor the NYSE has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to anticipate sale and distribution of North American Common Shares under the North American Offering and Australian Common Shares under the Australian Offering, the expected use of the net proceeds from any sales of Offered Common Shares, the filing of the Prospectus, the prospectus relating to the Australian Offering, and the Registration Statement, the closing of the Offering, and the receipt of all necessary securities exchange and other regulatory approvals. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property, the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 3, 2025 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the SEC, which are available on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.